FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File No. 000-16353

37 CAPITAL INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

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SUBMITTED HEREWITH

Exhibit 99.1 News Release dated March 20, 2017
Exhibit 99.2 News Release dated March 23, 2017
Exhibit 99.3 Material Change Report dated March 29, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

March 28, 2017

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